

November 28, 2022

Danny Yamin
Chief Executive Officer
BYTE Acquisition Corp.
445 Park Avenue, 9th Floor
New York, New York 10022

> **Re: BYTE Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2022**
> **File No. 001-40222**

Dear Danny Yamin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elliott Smith, Esq.